UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On February 18, 2015, the registrant’s Performance Share Unit Plan for Eligible Employees of Canadian Pacific Railway Limited was amended to include performance share units priced in United States dollars based on the price per share of Canadian Pacific Railway Limited common shares on the New York Stock Exchange. The Performance Share Unit Plan for Eligible Employees of Canadian Pacific Railway Limited, dated February 18, 2015, is attached as exhibit 99.1 hereto.

This report on Form 6-K is being filed with, and not furnished to, the Securities and Exchange Commission in order that this report on Form 6-K and the exhibits attached hereto are incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-188826) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED

Date: April 24, 2015	By:	/s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

99.1	Performance Share Unit Plan for Eligible Employees of Canadian Pacific Railway Limited, dated February 18, 2015.